FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Annual Results 2007

Annual Results

for the year ended

31 December 2007

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings B.V. ("RFS Holdings''), a company jointly owned by RBS, Fortis N.V., Fortis SA/NV (" Fortis" ) and Banco Santander S.A. (" Santander" ) (together, the "Consortium Banks'') and controlled by RBS, completed the acquisition of ABN AMRO Holding N.V. ("ABN AMRO'').

In due course, RFS Holdings will implement an orderly separation of the business units of ABN AMRO with RBS retaining the following ABN AMRO business units:

• Continuing businesses of Business Unit North America;

• Business Unit Global Clients and wholesale clients in the Netherlands

   (including former Dutch wholesale clients) and Latin America (excluding Brazil);

• Business Unit Asia (excluding Saudi Hollandi); and

• Business Unit Europe (excluding Antonveneta).

Certain other assets will continue to be shared by the Consortium Banks.

Statutory results

RFS Holdings is jointly owned by the Consortium Banks. It is controlled by RBS and is therefore fully consolidated in its financial statements. Consequently, the statutory results of the RBS Group for the year ended 31 December 2007 include the results of ABN AMRO for the period from 17 October 2007 to 31 December 2007. The interests of Fortis and Santander are included in minority interests.

Presentation of ABN AMRO

The financial review in this Company Announcement focuses on RBS excluding ABN AMRO in order to provide a meaningful comparison with the prior year. The performance of ABN AMRO for the period from 17 October 2007 to 31 December 2007 is discussed separately.

THE ROYAL BANK OF SCOTLAND GROUP plc

2007 HIGHLIGHTS

RBS GROUP – including ABN AMRO 1

•	Group operating profit[2] up 9% to £10,282 million

•	Profit after tax up 19% to £7,712 million

•	Adjusted earnings per ordinary share up 18% to 78.7 p

•	Total dividend up 10% to 33.2p

•	Tier 1 capital ratio 7.3%

•	Total capital ratio 11.2%

•	Underlying performance of retained ABN AMRO businesses in line with expectations

•	Synergies increased by 33% to €2.3 billion

•	Improved financial returns and earnings accretion

RBS - excluding ABN AMRO

•	Operating profit up 9% to £10,298 million

•	Profit after tax up 22% to £7,940 million

•	A djusted earnings per ordinary share up 22% to 81.7p

•	Income up 3% to £28,864 million

•	Cost:income ratio down to 40.7 % from 42.1%

•	Impairment losses declined to 0.40% of loans and advances from 0.46% in 2006

•	Average customer deposits up 11%

•	Average customer lending up 10%

•	Net interest margin 2.46%, compared with 2.47% in 2006

•	Adjusted return on equity 20.4%, up from 19.0%

THE ROYAL BANK OF SCOTLAND GROUP plc

2007 RESULTS SUMMARY - GROUP INCLUDING ABN AMRO *

	2007	2006	Increase
	£m	£m	£m

Total income	31,115	28,002	3,113
	_______	_______	_____
Operating expenses (1)	14,053	12,252	1,801
	_______	_______	_____
Operating profit before impairment losses (1)	12,410	11,292	1,118
	_______	_______	_____
Group operating profit (2)	10,282	9,414	868
	_______	_______	_____
Purchased intangibles amortisation	274	94	180
	_______	_______	_____
Integration costs	108	134	(26)
	_______	_______	_____
Profit before tax	9,900	9,186	714
	_______	_______	_____
Basic earnings per ordinary share	76.4p	64.9p	11.5p
	_______	_______	_____
Adjusted earnings per ordinary share (3)	78.7p	66.7p	12.0p
	_______	_______	_____

* includes ABN AMRO from date of acquisition

(1)	excluding purchased intangibles amortisation and integration costs.
(2)	profit before tax, purchased intangibles amortisation and integration costs.
(3)	adjusted earnings per ordinary share is based on earnings adjusted for purchased intangibles amortisation and integration costs.

Sir Fred Goodwin, Group Chief Executive, said:

" It is tempting to think of the task before us in 2008 only in terms of the integration of ABN AMRO, and delivery of the substantial cost and revenue synergies. To do so, however, would overlook the real opportunities  for the enlarged Group.

Whilst the future seems as difficult as ever to predict, it is clear that we enter 2008 with real momentum behind our organic growth, and with our product range, distribution capabilities and customer franchises materially enhanced. Coupled with our greater presence in the world’s largest and fastest growing economies, there is much to be done, but a confidence that it will be, to the benefit of our shareholders, our customers and our staff."

THE ROYAL BANK OF SCOTLAND GROUP plc

2007 RESULTS SUMMARY - EXCLUDING ABN AMRO

	2007	2006	Increase
	£m	£m	£m

Total income	28,864	28,002	862
	_______	_______	_____
Operating expenses (1)	12,173	12,252	(79)
	_______	_______	_____
Operating profit before impairment losses (1)	12,163	11,292	871
	_______	_______	_____
Group operating profit (2)	10,298	9,414	884
	_______	_______	_____
Purchased intangibles amortisation	124	94	30
	_______	_______	_____
Integration costs	108	134	(26)
	_______	_______	_____
Profit before tax	10,066	9,186	880
	_______	_______	_____
Cost:income ratio (3)	40.7%	42.1%
	_______	_______

(1)	excluding purchased intangibles amortisation and integration costs.
(2)	profit before tax, purchased intangibles amortisation and integration costs.
(3)	the cost:income ratio is based on total income and operating expenses as defined in (1) above, and after netting operating lease depreciation against rental income.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

2007 for The Royal Bank of Scotland Group was defined by another strong operating performance and by the acquisition of ABN AMRO.

The diversity and quality of our business platform enabled us to deliver good financial results, with operating profit for the enlarged RBS Group rising by 9% to £10,282 million. Adjusted earnings per share increased by 18% to 78.7p. Our earnings momentum remained powerful, notwithstanding the impact of challenging credit market conditions in the second half of the year.

Our Group headline results reflect the inclusion of the whole of ABN AMRO, whose results from 17 October 2007 are consolidated in our statutory accounts. ABN AMRO has enhanced the diversity of the Group, giving us a pre-eminent position in global corporate banking and providing us with new capabilities in transaction banking while presenting additional retail and commercial growth opportunities in Asia and the Middle-East.

RBS excluding ABN AMRO

Our operating performance in 2007 is best seen in the results of RBS excluding the 76 days of ownership of ABN AMRO. We continued our strong momentum, with total income increasing by 3% to £28,864 million and operating profit by 9% to £10,298 million. Adjusted earnings per share rose by 22% to 81.7p, benefiting from a lower than usual tax rate of 21%.

These results have been held back by the second half credit market deterioration, which led our Global Banking & Markets division to incur write-downs on its US mortgage-related and leveraged finance exposures. The valuations of our credit market positions have been stable since our trading update in December. However, the weakening credit profile of some financial guarantors has caused us to mark down the value of our positions with these counterparties. During 2007 we also made £119 million of goodwill payments to customers in respect of current account fees. After deducting costs and adjusting for fair value gains on liabilities, these one-off elements reduced RBS’s profit in 2007 by £1,163 million.

We also realised good gains on the planned disposal of a number of non-strategic assets, including Southern Water. The gains increased profit by £1,187 million after deducting costs and fees, almost exactly offsetting the effects of the negative one-offs, so the headline operating profit reflects our underlying performance.

Our businesses demonstrated the value of diversification, delivering good growth in our major customer bases in corporate, commercial and retail banking. We achieved particularly strong performances in UK Corporate Banking, Retail, Ulster and Wealth Management. Total RBS income rose by 3% to £28,864 million, while costs were reduced by 1% to £12,173 million, resulting in a further improvement in the cost:income ratio to 40.7%. Against a weaker economic backdrop in the US, Citizens, whilst performing well relative to its peers, experienced testing conditions, while otherwise good results in Insurance were set back by the exceptionally severe flooding that affected many of our UK customers in June and July.

Overall credit metrics remained very strong, and impairment losses declined by 1% to £1,865 million. As a result of our cautious approach to the UK personal credit market, in particular to the direct loans market, we achieved a further reduction in UK personal impairments, and the credit quality of our UK corporate customers remained stable in 2007. We have taken active steps to manage our risk profile and ensure that our lending portfolio remains appropriately positioned, nowhere more so than in the US, where the overall quality of our book remains high but we have experienced a reversion from the low levels of impairment seen in recent years.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Our Businesses

In 2007 we benefited from our diverse income streams and the quality of our franchises. We were able to use our platform to increase activity in attractive markets, while moving away from areas where the risk:return equation was less positive, ensuring the Group’s underlying earnings momentum remained strong.

Global Banking & Markets enjoyed another strong first half performance and took full advantage of the market volatility in the second half to deliver excellent performances in interest rate and currency trading. Inevitably, the second half witnessed significantly lower origination volumes in credit markets as well as write-downs on its sub-prime related exposures, leaving operating profit for the year at £3,687 million, 2% lower than 2006’s record figure.

UK Corporate Banking had another successful year, with operating profit up 11% to £1,961 million. By continuing to invest in service quality we have now achieved market-leading customer satisfaction scores, helping us to increase customer numbers by 4%.

Retail delivered a strong performance, increasing operating profit by 10% to £2,470 million. We achieved strong growth in savings and investment products while maintaining a cautious approach to personal credit. Earnings momentum built over the course of the year, with a strong second half reflecting good growth in savings balances and a further reduction in unsecured credit defaults. Our success in developing our franchise is built on customer satisfaction, and on this metric RBS and NatWest maintained their lead over the other major High Street banks.

Wealth Management’s growth trajectory remains very strong, with operating profit increasing by 30% to £413 million as we continued to expand Coutts UK’s regional franchise and achieved significant growth in both customer numbers and income in the Asia-Pacific region. Our growth opportunities in Asia-Pacific are significantly enhanced as a result of the Group’s increased presence in the region.

Ulster Bank has maintained its strong growth record, notwithstanding a moderation in the pace of Ireland’s economic expansion, with operating profit rising by 22% to £513 million. We have continued to invest in the good opportunities for future growth presented by the Irish banking market.

Citizens has continued to develop its franchise, increasing its consumer banking customer base by 2% and achieving good results in its growing corporate and commercial banking operations. Market conditions remain difficult, however, and we continued to respond to challenging income prospects with tight cost control. The credit quality of the Citizens portfolio is high, although we have seen impairment losses reverting from the very low levels seen in recent years, resulting in a 9% decrease in operating profit to $2,647 million. With the dollar weaker over the year, this decline was more marked in sterling terms.

In RBS Insurance, we have built on our strong position as the UK’s leading personal lines insurer by further sharpening our focus on selective underwriting of the more profitable segments, reducing volumes in some less profitable segments. Results were held back by the £274 million impact of the floods that resulted from the UK’s wettest summer for 250 years, and excluding this, operating profit increased by 28%. Including the adverse effects of the floods, operating profit declined by 9% to £683 million.

Manufacturing is central to the way we operate, underpinning our determination to deliver efficient, consistent and reliable service to our customers while deriving scale benefits achievable from sharing infrastructure, processes and services across our businesses. We held costs to £2,914 million, just 1% higher than in 2006, despite continued investment in technology and property to support increased transaction volumes and the development of our business.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

ABN AMRO

The acquisition of ABN AMRO gives us the ability to accelerate our existing strategies for growth outside the UK, particularly in rapidly expanding markets, while adding complementary product capabilities and customer franchises to our portfolio of businesses.

As a result of the acquisition, our Global Banking & Markets division can lay claim to be the pre-eminent corporate bank globally for large corporates, financial institutions and governments. It has top 5 rankings across a broad range of products, extended global reach and leading customer franchises in the UK and Continental Europe and top 5 customer franchises in the US and Asia-Pacific.

Underpinning this position is the global transaction banking strength of the enlarged Group, which will deepen customer relationships and provide further opportunities to cross-sell GBM’s strong product capabilities. ABN AMRO is one of a small number of banks with global scale and competence in international payments, trade finance and cash management and it would have been extremely difficult to develop an equivalent business organically.

Similarly, while we have over recent years sought to develop our activities in fast-growing markets in Asia, the Middle-East and Eastern Europe and have achieved strong growth in GBM and Wealth Management, ABN AMRO now significantly expands our presence in many new markets.

The integration has made a strong start, and we have identified additional cost savings and revenue benefits over and above those we originally anticipated. We now expect to achieve cost savings totalling €1,596 million in three years, 21% more than we originally indicated. We have identified another €100m of net revenue benefits in Global Banking & Markets and €200m in the International Retail businesses, bringing the total for net revenue benefits we expect to achieve in three years to €688 million. All told, integration benefits are now expected to total €2.3 billion, compared with our original estimate of €1.7 billion.

Applying these increased synergies to the financial targets originally announced in our offer would have yielded increased accretion in adjusted earnings per share of 9%, a return on investment in 2010 of 16% and an internal rate of return of 18%.

We completed our transition plans on schedule and now have the support of the relevant staff bodies for the plan. We expect to make further rapid progress in separating businesses over the course of this year.

After reviewing the assets acquired and considering the practicalities and economics of separating them, we transferred the Global Clients activities in Brazil to Santander for a consideration of €750 million, and there may be further smaller adjustments to the original allocation between the Consortium partners.

For 2007 as a whole, the ABN AMRO businesses that will be retained by RBS made an underlying operating profit of £439 million. We have concluded our initial review of the ABN AMRO balance sheet and applying RBS valuation methodologies have recorded a reduction of £978 million in the carrying value of financial instruments we acquired. While credit market activities reflected the prevailing market conditions, equities, currencies and rates all achieved good growth. Transaction banking maintained good momentum and the Asian retail operations achieved very strong growth.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Capital

The Group’s Tier 1 capital ratio at 31 December was 7.3% and our total capital ratio 11.2%. We remain within our target ranges of 7%-8% for Tier 1 and 11% to 12% for total capital. Our core Tier 1 ratio was 4.5% at year end. At the time of the bid for ABN AMRO we indicated that it was our intention to continue to rebuild our capital ratios and revert to a preference capital content in the range 25% to 30%. We remain committed to this goal, and the improved financial returns now expected on the acquisition will help to accelerate delivery of the Group’s capital regeneration commitments.

F rom January 1 2008 the Basel II capital framework came into effect in many of the key markets in which the Group operates, with the notable exception of the US. We have received approval from the Financial Services Authority to adopt the Advanced Internal Ratings Based approach to calculating capital requirements for the majority of our businesses, placing us among the small number of banks whose risk systems and approaches have achieved the advanced standard for credit – the most sophisticated available under Basel II. Our reported capital ratios are expected to be similar to their Basel I equivalents.

The Board is recommending a final dividend of 23.1p, making a total of 33.2p for the full year, an increase of 10%. This represents a payout ratio of 42%.

Group structure

RBS’s organisational architecture has remained largely unchanged since 2000, but it now needs to evolve to recognise our presence in over 50 countries and to facilitate the integration and operation of our expanded footprint. This new organisational structure will give us the right framework for managing the enlarged Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to us.

Some of our businesses can best serve our customers’ needs by organising themselves on a global basis, while others are best managed with a more regional focus. We have therefore established Global Markets, which is made up of two divisions, Global Banking & Markets (GBM) and Global Transaction Services (GTS). The first of these corresponds largely to the existing GBM, enhanced by the related product capabilities and customer franchises of ABN AMRO. GTS will combine ABN AMRO’s world class capability in international payments with our substantial existing corporate transaction banking and merchant acquiring activities. This new division ranks among the top five payments businesses in the world with pro forma operating profit of approximately £1.6 billion in 2007. Both GTS and GBM will report to Johnny Cameron as Chairman, Global Markets.

The remainder of our banking franchises have more distinctively national or regional characteristics and it makes sense to continue to manage them on this basis. We are now represented in an expanded range of countries, and in order to ensure effective coordination and control we have regrouped our retail and commercial banking activities into four regional divisions: UK Retail and Commercial Banking, US Retail and Commercial Banking, Europe and Middle East Retail and Commercial Banking, and Asia Retail and Commercial Banking. Gordon Pell will oversee these divisions as Chairman, Regional Markets.

RBS Insurance is a distinctive business and will retain its existing structure and strategy.

We will maintain and build on the Group’s Manufacturing model, which has proved so effective in driving efficiency in our UK activities, and will now extend this across the Group globally, with Ron Teerlink moving from his current role at ABN AMRO to become Chief Executive, Group Manufacturing.

Provisional pro forma financials for the Group under the revised divisional structure are set out in a separate document.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Outlook

It is tempting to think of the task before us in 2008 only in terms of the integration of ABN AMRO, and delivery of the substantial cost and revenue synergies. To do so, however, would overlook the real opportunities for the enlarged Group.

Whilst the future seems as difficult as ever to predict, it is clear that we enter 2008 with real momentum behind our organic growth, and with our product range, distribution capabilities and customer franchises materially enhanced. Coupled with our greater presence in the world’s largest and fastest growing economies, there is much to be done, but a confidence that it will be, to the benefit of our shareholders, our customers and our staff.

Sir Fred Goodwin
Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2007

In the income statement set out below, amortisation of purchased intangible assets and integration costs are shown separately. In the statutory income statement on page 39, these items are included in operating expenses.

	*Group
	including	Excluding
	ABN AMRO	ABN AMRO
	2007	2007	2006
	£m	£m	£m

Net interest income	12,668	11,377	10,596
	_______	_______	_______
Non-interest income (excluding insurance net premium income)	12,338	11,505	11,433
Insurance net premium income	6,109	5,982	5,973
	_______	_______	_______
Non-interest income	18,447	17,487	17,406
	_______	_______	_______
Total income	31,115	28,864	28,002
Operating expenses	14,053	12,173	12,252
	_______	_______	_______
Profit before other operating charges	17,062	16,691	15,750
Insurance net claims	4,652	4,528	4,458
	_______	_______	_______
Operating profit before impairment losses	12,410	12,163	11,292
Impairment losses	2,128	1,865	1,878
	_______	_______	_______
Profit before tax, purchased intangibles amortisation and integration costs	10,282	10,298	9,414
Amortisation of purchased intangible assets	274	124	94
Integration costs	108	108	134
	_______	_______	_______
Profit before tax	9,900	10,066	9,186
Tax	2,052	2,126	2,689
Loss from discontinued operations, net of tax	136	-	-
	_______	_______	_______
Profit for the year	7,712	7,940	6,497
Minority interests	163	149	104
Other owners	246	246	191
	_______	_______	_______
Profit attributable to ordinary shareholders	7,303	7,545	6,202
	_______	_______	_______

Basic earnings per ordinary share (Note 4)	76.4p		64.9p
	_______		_______

Adjusted earnings per ordinary share (Note 4)	78.7p		66.7p
	_______		_______

* includes ABN AMRO from date of acquisition.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

The following discussion is based on the results of the Group excluding the contribution of ABN AMRO, which is discussed separately on page 35.

GROUP (excluding ABN AMRO)

Profit

Profit before tax was up 10%, from £9,186 million to £10,066 million. Group operating profit increased by 9% or £884 million, from £9,414 million to £10,298 million.

Total income

The Group achieved strong growth in income during 2007. Total income was up 3% or £862 million to £28,864 million, notwithstanding the significant impact of the developments in global credit markets in the second half of 2007.

Net interest income increased by 7% to £11,377 million and represents 39% of total income (2006 – 38%). Average loans and advances to customers and average customer deposits grew by 10% and 11% respectively.

Non-interest income increased by £81 million to £17,487 million and represents 61% of total income (2006 – 62%).

Net interest margin

The Group’s net interest margin at 2.46% was down marginally from 2.47% in 2006.

Operating expenses

Operating expenses, excluding purchased intangibles amortisation and integration costs, decreased by 1% to £12,173 million.

Cost:income ratio

The Group's cost:income ratio was 40.7% compared with 42.1% in 2006.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 2% to £4,528 million reflecting adverse weather conditions in the summer of 2007. Excluding the impact of the floods in the summer, net insurance claims dec reased by 7%.

Impairment losses

Impairment losses fell 1% to £1,865 million, compared with £1,878 million in 2006.

Risk elements in lending and potential problem loans represented 1.49% of gross loans and advances to customers excluding reverse repos at 31 December 2007 (2006 – 1.57%).

Provision coverage of risk elements in lending and potential problem loans was 61% (2006 – 62%).

Integration

Integration costs were £108 million compared with £134 million in 2006.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Taxation

The effective tax rate for 2007 was 21.1% (2006 – 29.3%). The headline rate is lower than the standard rate of UK corporation tax of 30% principally due to certain non-taxable capital gains and changes to deferred tax balances following the change in rate of corporation tax.

Earnings

Basic earnings per ordinary share increased by 23%, from 64.9p to 79.8p. Earnings per ordinary share adjusted for purchased intangibles amortisation and integration costs increased by 22%, from 66.7p to 81.7p.

Restatements
Divisional results for 2006 have been restated to reflect transfers of businesses between divisions in 2007. These changes do not affect the Group’s results. A divisional analysis of these restatements is set out on page 64.

The number of ordinary shares in issue and per share data for the prior year have been restated to reflect the bonus issue in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

GROUP – INCLUDING ABN AMRO

Capital

Capital ratios at 31 December 2007 were 7.3% (Tier 1) and 11.2% (Total).

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before purchased intangibles amortisation and integration costs, and average ordinary equity, was 19.9% compared with 19.0% in 2006.

Bonus issue

In May 2007, the Group capitalised £1,576 million of its share premium account by way of a bonus issue of two new ordinary shares of 25p each for every one held.

Dividends

A final dividend of 23.1p per ordinary share is recommended, giving a total dividend for the year of 33.2p, an increase of 10%. If approved, the final dividend will be paid on 6 June 2008 to shareholders registered on 7 March 2008. The total dividend is covered 2.4 times by earnings before purchased intangibles amortisation and integration costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Its activities have been organised into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance our focus on the distinct needs of these two customer segments.

    Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets leads the co-ordination and delivery of our multi-brand retail strategy across our product range and comprises Retail and Wealth Management.

Retail comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business (SMEs) markets through the largest network of branches and ATMs in the UK, as well as through telephone and internet banking. Retail is the UK market leader in SME banking.
     Retail issues a comprehensive range of credit and charge cards and other financial products through The Royal Bank of Scotland, NatWest and other brands, including MINT,

First Active UK and Tesco Personal Finance. It is the leading merchant acquirer in Europe and ranks 3rd globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in the Republic of Ireland and Northern Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Markets provides a wide range of services in the corporate and institutional markets. RBS's European Consumer Finance ("ECF") activities, previously part of RBS Retail Markets, are now managed within Ulster Bank. ECF provides consumer finance products, particularly card-based revolving credits and fixed-term loans, in Germany and the Benelux countries.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the 9th largest commercial banking organisation in the US based on deposits as at 30 September 2007. Citizens Financial Group includes two banks, RBS Citizens, NA and Citizens Bank of Pennsylvania, which operate under the Citizens brand in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont, and under the Charter One brand in Illinois, Indiana, Michigan and Ohio. Citizens also includes RBS Lynk, our US merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through independent brokers.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

ABN AMRO is a major international banking group with a leading position in international payments and a strong investment banking franchise with particular strengths in emerging markets, as well as offering a range of retail and commercial banking services in Asia and the Middle East, Europe, the Netherlands, North America and Latin America. On 17 October 2007 the majority of ABN AMRO’s share capital was acquired by RFS Holdings, which is in turn owned jointly by RBS, Fortis and Santander. The businesses of ABN AMRO to be retained by RBS comprise principally its global wholesale businesses and its international retail businesses in Asia, Eastern Europe and the Middle-East.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

 The profit before amortisation of purchased intangible assets and integration costs and after allocation of Manufacturing costs where appropriate, of each division is detailed below, and is described as 'operating profit' in the divisional analyses that follow. The allocations of Manufacturing costs are shown separately in the results for each division.

		2007	2006	Increase
		£m	£m	%
Corporate Markets
-	Global Banking & Markets	3,687	3,779	(2)
-	UK Corporate Banking	1,961	1,762	11
Total Corporate Markets		5,648	5,541	2
Retail Markets
-	Retail	2,470	2,250	10
-	Wealth Management	413	318	30
Total Retail Markets		2,883	2,568	12
Ulster Bank		513	421	22
Citizens		1,323	1,582	(16)
RBS Insurance		683	749	(9)
Manufacturing		-	-	-
Central items		(752)	(1,447)	48
		_______	_______	_______
Group operating profit (excluding ABN AMRO)		10,298	9,414	9
ABN AMRO (1)		128	-	-
Central items		(144)	-	-
		_______	_______	_______
Group operating profit (including ABN AMRO)		10,282	9,414	9
		_______	_______	_______

Risk-weighted assets of each division were as follows:

		2007	2006
		£bn	£bn
Corporate Markets
-	Global Banking & Markets	152.6	138.1
-	UK Corporate Banking	104.6	93.1
Total Corporate Markets		257.2	231.2
Retail Markets
-	Retail	73.3	70.6
-	Wealth Management	7.5	6.4
Total Retail Markets		80.8	77.0
Ulster Bank		36.0	29.7
Citizens		57.1	57.6
Other		9.5	4.8
		_______	_______
		440.6	400.3
ABN AMRO		168.4	-
		_______	_______
		609.0	400.3
		_______	_______

Note:

(1)	ABN AMRO excludes discontinued operations: Antonveneta, Business Unit Asset Management and Business Unit Private Equity.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS

		2007	2006
		£m	£m

Net interest income from banking activities		4,111	3,805
Non-interest income		6,211	6,488
		_______	_______
Total income		10,322	10,293
		_______	_______
Direct expenses
-	staff costs	2,457	2,539
-	other	732	628
-	operating lease depreciation	684	736
		_______	_______
		3,873	3,903
		_______	_______
Contribution before impairment losses		6,449	6,390
Impairment losses		219	274
		_______	_______
Contribution		6,230	6,116
Allocation of Manufacturing costs		582	575
		_______	_______
Operating profit		5,648	5,541
		_______	_______

		£bn	£bn

Total assets*		682.1	472.4
Loans and advances to customers – gross*
-	banking book	221.7	181.1
-	trading book	20.0	15.4
Rental assets		12.0	13.9
Customer deposits*		159.5	132.6
Risk-weighted assets		257.2	231.2
		_______	_______

* excluding reverse repos and repos

Corporate Markets grew operating profit in 2007 by 2% to £ 5,648 million , notwithstanding difficult conditions in global credit markets. Total income was flat at £ 10,322 million , as the credit market deterioration in the second half of the year resulted in substantial write-downs in Global Banking & Markets income , but good progress in UK Corporate Banking combined with tight expense control and declining impairments lifted profits.

Average loans and advances to customers, excluding reverse repos, grew by 17 % and average customer deposits (excluding repos) by 19%. The portfolio remains well diversified by counterparty, sector and geography, and the average credit grade continues to improve. Assets grew strongly outside the UK, particularly in Western Europe and Asia. Overall corporate credit conditions remained benign, and impairment losses represented 0.1% of loans and advances to customers. R isk-weighted assets rose by 11%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS – GLOBAL BANKING & MARKETS

		2007	2006
		£m	£m

Net interest income from banking activities		1,785	1,632
		_______	_______
Net fees and commissions receivable		1,368	1,032
Trading activities		849	2,211
Income from rental assets (net of related funding costs)		679	677
Other operating income (net of related funding costs)		1,899	1,279
		_______	_______
Non-interest income		4,795	5,199
		_______	_______
Total income		6,580	6,831
		_______	_______
Direct expenses
-	staff costs	1,826	1,975
-	other	518	442
-	operating lease depreciation	365	406
		_______	_______
		2,709	2,823
		_______	_______
Contribution before impairment losses		3,871	4,008
Impairment losses		39	85
		_______	_______
Contribution		3,832	3,923
Allocation of Manufacturing costs		145	144
		_______	_______
Operating profit		3,687	3,779
		_______	_______

		£bn	£bn

Total assets*		579.4	383.7
Loans and advances to customers – gross*
-	banking book	121.1	94.3
-	trading book	20.0	15.4
Rental assets		10.2	12.2
Customer deposits*		72.9	54.1
Risk-weighted assets		152.6	138.1
		_______	_______

* excluding reverse repos and repos

Global Banking & Markets (GBM) achieved strong performances in many of its businesses in 2007, with particularly strong growth in interest rate and currency trading activities, but financial results were held back by challenging credit market conditions in the second half of the year. Operating profit was £3,687 million, 2% lower than 2006’s record result.

While many parts of GBM grew strongly, total income of £6,580 million was 4% lower than in 2006, reflecting both cumulative 2007 write-downs of our sub-prime-related and leveraged finance positions and an additional £456 million i n response to the weakening credit profile of certain financial guarantors.

These losses were partially offset by a reduction of £123 million in the carrying value of our own debt and by a gain of £950 million realised on the sale of Southern Water. The resulting reduction in profit, net of write-downs, gains and variable costs, was £484 million. Excluding these effects, underlying income rose by 8% and underlying operating profit by 10%, reflecting the business’s continued operating momentum.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS – GLOBAL BANKING & MARKETS (continued)

The strength of GBM and the successful diversification of its product capabilities resulted in a continuation of the strong growth we have achieved in Asia and continental Europe in recent years. In Asia we have now established a solid platform, with good product capabilities and client relationships. In 2007 this resulted in Asian income growing by 96%, with outstanding growth in our activities in China and Japan. In Europe, income grew by 39%, with particularly good results in the Nordic region and in the Iberian Peninsula, where GBM further expanded its strong position in the provision of financing and risk management services to corporates and financial institutions. Income in the UK grew by 21%, while results in North America declined as a result of credit market conditions affecting GBM’s asset-backed and structured credit businesses.

Net interest income increased by 9% to £1,785 million. Average loans and advances to customers, excluding reverse repos, increased by 22% as we expanded our customer base outside the UK and average customer deposits increased by 25%.

Net fee income rose by 33% to £1,368 million, reflecting our top tier position in arranging, structuring and distributing large scale financings. We achieved particularly strong growth in non-US loan markets.

Income from trading activities declined by £1,362 million. Interest rate and currency trading activities took advantage of increased volatility leading to income growth of 78% and 48% respectively. These strong performances were supplemented by good growth in our broadening product range, including equity derivatives and retail investor products. However, in credit markets write-downs reflecting the weakening of the US housing market led to a sharp fall in income.

Rental and other asset-based activities achieved continuing success in originating, structuring, financing and managing physical assets such as aircraft, trains, ships and real estate for our customers. Income from rental assets, net of related funding costs and operating lease depreciation, increased by 16% to £314 million.

Other operating income increased to £1,899 million, net of related funding costs, including the successful sale of Southern Water concluded during the second half. The majority of our remaining private equity portfolio has been sold into a fund, managed by RBS, thereby improving capital efficiency while offering more predictable and stable returns.

Costs were reduced by 4% to £2,854 million, in line with income. We continued to invest in expanding our geographical footprint, our infrastructure and our product range.

Portfolio credit risk remained stable and impairment losses declined to £39 million in 2007, with no deterioration in overall corporate credit quality. The liquidity and profitability of our corporate customers remains generally strong.

Total assets increased to £579.4 billion, primarily reflecting an increase of £128.8 billion in derivative assets (mostly rates and currencies) accompanied by a corresponding increase in derivative liabilities. The increase was a result of the strong growth in client-driven interest rate and currency trading activities in a more volatile market environment. Careful risk and capital management held our risk-weighted assets to £152.6 billion, an increase of 10% over the prior year.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS – UK CORPORATE BANKING

		2007	2006
		£m	£m

Net interest income from banking activities		2,326	2,173
Non-interest income		1,416	1,289
		_______	_______
Total income		3,742	3,462
		_______	_______
Direct expenses
-	staff costs	631	564
-	Other	214	186
-	operating lease depreciation	319	330
		_______	_______
		1,164	1,080
		_______	_______
Contribution before impairment losses		2,578	2,382
Impairment losses		180	189
		_______	_______
Contribution		2,398	2,193
Allocation of Manufacturing costs		437	431
		_______	_______
Operating profit		1,961	1,762
		_______	_______

		£bn	£bn

Total assets*		102.7	88.7
Loans and advances to customers – gross*		100.6	86.8
Customer deposits*		86.6	78.5
Risk-weighted assets		104.6	93.1
		_______	_______

* excluding reverse repos and repos

UK Corporate Banking had another successful year of profitable growth, building further on our market-leading position and achieving significant improvements in customer satisfaction. Total income rose by 8% to £3,742 million and contribution by 9% to £2,398 million. Operating profit rose by 11% to £1,961 million.

There has been good growth in customer volumes, with average loans and advances up 11% and average deposits up 14%. Net interest income from banking activities increased by 7% to £2,326 million as net interest margin narrowed slightly from the prior year. In recent months we have seen firmer margins in some areas.

Non-interest income rose by 10% to £1,416 million, as a result of growth in fees and continued progress in the distribution of trade and invoice finance products as well as of interest rate and foreign exchange products.

Total expenses rose by 6% to £1,601 million, with investment targeted towards improving customer service. Around 600 new front line roles were created and major new functionality was added to the Bankline electronic banking platform. These initiatives have contributed to strongly favourable customer satisfaction scores in 2007.

Impairment losses totalled £180 million, 5% lower than in 2006, reflecting the strong quality of the portfolio. Corporate credit metrics remained stable.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

		2007	2006
		£m	£m

Net interest income		4,760	4,604
Non-interest income		4,030	3,851
		_______	_______
Total income		8,790	8,455
		_______	_______
Direct expenses
-	staff costs	1,699	1,616
-	other	742	748
		_______	_______
		2,441	2,364
		_______	_______
Insurance net claims		518	488
		_______	_______
Contribution before impairment losses		5,831	5,603
Impairment losses		1,200	1,311
		_______	_______
Contribution		4,631	4,292
Allocation of Manufacturing costs		1,748	1,724
		_______	_______
Operating profit		2,883	2,568
		_______	_______

		£bn	£bn

Total banking assets		125.1	118.4
Loans and advances to customers – gross
-	mortgages	72.0	69.7
-	personal	21.5	20.5
-	cards	8.4	8.2
-	business	20.2	18.1
Customer deposits*		130.4	115.5
Investment management assets – excluding deposits		42.1	34.9
Risk-weighted assets		80.8	77.0
		_______	_______

* customer deposits exclude bancassurance.

Retail Markets delivered a strong performance in 2007 with operating profit rising by 12% to £2,883 million as a result of good income growth, tight expense control and reduced impairment costs. Total income rose 4% to £8,790 million, and income net of claims also grew by 4% to £8,272 million.

These strong results reflect the emphasis on savings and investment products, our focus on profitability rather than volume in consumer lending, and significant investment in our Wealth Management business in the UK and Asia. Customer deposits increased by 13% to £130.4 billion , while loans and advances grew by 5% to £122.1 billion .

The full year results show momentum developing in the business, with operating profit in the second half of the year 14% higher than in the same period of 2006.

Expenses have been kept under tight control, with efficiency gains allowing us to invest and grow the business. Impairment losses maintained the improvement witnessed in the first half of the year, fall ing by 8 % for the year as a whole. Arrears trends on credit cards and unsecured personal loans continued to improve, as did the quality of our asset base.

R isk-weighted assets rose by 5% to £80.8 billion at the end of 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS – RETAIL

		2007	2006
		£m	£m

Net interest income		4,191	4,108
Non-interest income		3,571	3,458
		_______	_______
Total income		7,762	7,566
		_______	_______
Direct expenses
-	staff costs	1,361	1,317
-	other	614	621
		_______	_______
		1,975	1,938
		_______	_______
Insurance net claims		518	488
		_______	_______
Contribution before impairment losses		5,269	5,140
Impairment losses		1,196	1,310
		_______	_______
Contribution		4,073	3,830
Allocation of Manufacturing costs		1,603	1,580
		_______	_______
Operating profit		2,470	2,250
		_______	_______

		£bn	£bn

Total banking assets		111.1	107.4
Loans and advances to customers – gross
-	Mortgages	67.3	65.6
-	Personal	17.3	17.2
-	Cards	8.3	8.1
-	Business	18.7	16.9
Customer deposits*		96.5	87.1
Risk-weighted assets		73.3	70.6
		_______	_______

* customer deposits exclude bancassurance.

Retail achieved strong results in 2007, increasing operating profit by 10% to £2,470 million as a result of good income growth in both consumer and business banking combined with tight cost control and a reduction in impairment losses. Total income grew by 3% to £7,762 million, while income net of claims grew by 2% to £7,244 million and contribution by 6 % to £4,073 million .

We have accelerated the expansion of our consumer banking franchise, opening more than 975,000 new personal current accounts in 2007 and maintaining the Group’s joint number one position in the current account market. RBS and NatWest continue to lead the other major high street banks in Great Britain for customer satisfaction. We continue to focus on sales through the branch channel, and by adding more customer advisers in our branches have achieved a significant uplift in volumes.

Bancassurance continued its excellent progress with sales growth of 28% to £342 million annual premium equivalent, representing a doubling of 2005 sales. We invested further in our sales force, ending the year with more than 1,000 financial planning managers.

In business banking we strengthened our management team and improved operational processes, producing good results. During 2007 we placed an additional 500 business managers back in branches, launched additional products to support the start-up market, and added new roles supporting ethnic minorities , women in business and community banking.

In our cards and direct finance business, we have maintained our focus on credit card sales through the branch channel, where new business sales were up 47% on 2006, while continuing to take a cautious view on direct sales. Our cards acquiring business continued to grow market share, strengthening its market leading position with an 11% increase in transactions in 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS – RETAIL (continued)

Average customer deposit balances were 9% higher, driven by accelerating growth in both personal savings, up 12%, and business deposits, up 11%, alongside modest growth in current account balances. Savings balance growth was helped by good sales of new accounts to branch customers, with NatWest opening more than 1 million new savings accounts.

Average loans and advances to customers increased by 3%, with average mortgage lending up 5% and average business lending up 9%. Mortgage activity focused on branch channels, where net lending was 14% higher than in the previous year. We also took advantage of improved margins in the intermediary segment in the latter part of the year to improve volumes. D irect loan balances declined over the year as we maintained our strategy of focussing unsecured personal lending on profitability rather than volume, although we continued to grow lending through the branch channel. After a decline in credit card balances in the first half of the year we improved recruitment and retention in the second half.

Net interest income increased by 2% to £4,191 million, with strong growth in deposits helping to mitigate the impact of lower unsecured lending volumes and lower average card balances. Net interest margin declined modestly, in line with previous guidance, with savings margins consistent with 2006, despite increased competition for deposits.

Non-interest income was £3,571 million, 3% ahead of 2006, with strong growth in investment income offset by lower levels of direct lending and reduced instances of current account fees.

T otal expenses rose by 2% to £3,578 million , driven by increased investment in customer-facing staff in branches and in our bancassurance and investment businesses. Other costs reduced by 1% to £614 million.

Impairment losses decreased by 9% to £1,196 million, reflecting the improvement in arrears trends on both credit cards and unsecured personal loans. Mortgage arrears remained very low, and we have maintained conservative lending criteria – the average loan-to-value ratio of Retail’s mortgages was 46% overall and 63% on new mortgages written in 2007, and this improved as the year progressed. Small business credit quality remained good.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS – WEALTH MANAGEMENT

		2007	2006
		£m	£m

Net interest income		569	496
Non-interest income		459	393
		_______	_______
Total income		1,028	889
		_______	_______
Direct expenses
-	staff costs	338	299
-	other	128	127
		_______	_______
		466	426
		_______	_______
Contribution before impairment losses		562	463
Impairment losses		4	1
		_______	_______
Contribution		558	462
Allocation of Manufacturing costs		145	144
		_______	_______
Operating profit		413	318
		_______	_______

		£bn	£bn

Loans and advances to customers – gross		10.5	8.8
Investment management assets – excluding deposits		35.1	28.2
Customer deposits		33.9	28.4
Risk-weighted assets		7.5	6.4
		_______	_______

Wealth Management’s offering of private banking and investment services continued to deliver very strong growth in income, up 16% in 2007 to £1,028 million. Contribution grew by 21% to £558 million and operating profit by 30% to £413 million.

We have continued Coutts & Co’s UK regional expansion programme, and this has helped us to grow customer numbers by 7% and income by 22%. Outside the UK, Coutts International has been re-branded as RBS Coutts to leverage the global brand strength of the group in the continental European and Asia-Pacific markets and RBS Coutts has maintained its momentum in the Asia-Pacific region, succeeding in growing customer numbers by 27% and income by 51 % in US dollar terms.

Growth in banking volumes contributed to a 15% rise in net interest income to £569 million. Average loans and advances to customers rose by 13% and average deposits by 17%.

Non-interest income grew by 17% to £459 million, reflecting higher investment management fees and new product sales, including new investment vehicles specialising in private equity and natural resources, as well as continued growth in underlying new business volumes, particularly in the UK and Asia. Assets under management rose to £35.1 billion at 31 December 2007, up 24% from a year earlier.

Total expenses rose by 7% to £611 million, with direct expense up 9% at £466 million, reflecting continued investment in the UK and continental Europe along with a further significant expansion of our team of private bankers in Asia. Total headcount increased by 12%.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

		2007	2006
		£m	£m

Net interest income		979	873
Non-interest income		318	252
		_______	_______
Total income		1,297	1,125
		_______	_______
Direct expenses
-	staff costs	302	254
-	other	159	131
		_______	_______
		461	385
		_______	_______
Contribution before impairment losses		836	740
Impairment losses		104	104
		_______	_______
Contribution		732	636
Allocation of Manufacturing costs		219	215
		_______	_______
Operating profit		513	421
		_______	_______

Average exchange rate - €/£		1.461	1.467
		_______	_______

		£bn	£bn

Total assets		54.8	44.5
Loans and advances to customers – gross
-	mortgages	18.3	15.0
-	corporate	24.8	19.6
-	other	4.0	3.6
Customer deposits		21.8	18.1
Risk-weighted assets		36.0	29.7

Spot exchange rate - €/£		1.361	1.490
		_______	_______

Ulster Bank maintained its success in building its personal and corporate banking business in the island of Ireland, with total income rising by 15% to £1,297 million, contribution by 15% to £732 million and operating profit by 22% to £513 million. These results reflect solid sales growth across all activities, driven by an enhanced range of innovative products and an expanded distribution network.

Net interest income increased by 12% to £979 million, reflecting good growth in both loans and deposits. Average loans and advances to customers increased by 24%, with particular strength in business lending, with a 29% increase spread across a variety of industrial sectors. Our mortgage book also saw very good growth in 2007, in spite of the slowdown in the housing market, with average balances up 17%. We achieved particular success in attracting remortgagers with our Switcher package. We were also successful in the current account switching market, winning 100,000 new current account customers during the year. This, together with new product launches such as the eSavings Account and Reward Reserve savings accounts, contributed to a 17% increase in average customer deposits. Net interest margin tightened, reflecting more competitive market conditions and increased funding costs.

Non-interest income rose by 26% to £318 million, driven by strong performances in Corporate Markets and credit cards. We successfully launched our new wealth business in the course of the year.

Total expenses increased by 13% to £680 million, as we continued our investment programme to support the future growth of the business. We continued to expand our branch and business centre footprint and recruited additional customer-facing staff, particularly in Corporate Markets.

Despite tighter housing market conditions, arrears trends saw no deterioration in 2007 and impairment losses remained stable at £104 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

		2007	2006	2007	2006
		£m	£m	$m	$m

Net interest income		1,975	2,085	3,954	3,844
Non-interest income		1,147	1,232	2,295	2,271
		_______	_______	_______	_______
Total income		3,122	3,317	6,249	6,115
		_______	_______	_______	_______
Direct expenses
-	staff costs	741	803	1,483	1,480
-	other	717	751	1,437	1,385
		_______	_______	_______	_______
		1,458	1,554	2,920	2,865
		_______	_______	_______	_______
Contribution before impairment losses		1,664	1,763	3,329	3,250
Impairment losses		341	181	682	333
		_______	_______	_______	_______
Operating profit		1,323	1,582	2,647	2,917
		_______	_______	_______	_______

Average exchange rate – US$/£		2.001	1.844
		_______	_______

				$bn	$bn

Total assets				161.1	162.2
Loans and advances to customers – gross
-	mortgages			19.1	18.6
-	home equity			35.9	34.5
-	other consumer			21.7	23.2
-	corporate and commercial			37.6	32.7
Customer deposits				115.0	106.8
Customer deposits (excluding wholesale funding)				105.0	101.8
Risk-weighted assets				114.4	113.1

Spot exchange rate – US$/£				2.004	1.965
				_______	_______

Against the background of weaker housing and credit market conditions, Citizens’ franchise demonstrated resilience in 2007, with a particularly good performance in corporate and commercial banking. Modest growth in net interest margins and strong fee growth in several products lifted income by 2% to $6,249 million which, coupled with tight cost control, resulted in contribution before impairment losses growing by 2% to $3,329 million. However, impairment losses increased from 0.31% of loans and advances to 0.60%, resulting in a decrease in operating profit of 9% to $2,647 million. In sterling terms, total income decreased by 6% to £3,122 million and operating profit fell by 16% to £1,323 million.

Net interest income rose by 3% to $3,954 million. Average loans and advances to customers increased by 4%, with strong growth in corporate and commercial lending, up 13%, with close attention being paid to our risk appetite in light of prevailing market conditions. Average customer deposits increased by 1% but deposit margins narrowed as a result of deposit pricing competition and continued migration from low-cost checking accounts and liquid savings to higher-cost products. Notwithstanding this migration, Citizens’ net interest margin increased slightly to 2.80% in 2007, compared with 2.72% in 2006, thanks in part to improved lending spreads in the latter part of the year.

Non-interest income rose by 1% to $2,295 million. Business and corporate fees rose strongly, with good results especially in foreign exchange, interest rate derivatives and cash management, driven by increasing cooperation with RBS Corporate Markets. Good progress was also made in credit card issuing, where we increased our customer base by 20%, and in merchant acquiring, where RBS Lynk achieved significant growth, processing 30% more transactions than in 2006 and expanding its merchant base by 5%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

In response to more difficult market conditions Citizens intensified cost discipline, with a reduction in headcount helping to limit total expense growth to 2%, despite enhancements to infrastructure and processes as well as continued investment in growth opportunities including mid-corporate banking, contactless debit cards and merchant acquiring.

Rising losses and increased provisions lifted impairment costs from $333 million in 2006 to $682 million in 2007. Against a background of weaker economic activity the Citizens portfolio is performing well, although we have experienced a reversion from the very low levels of impairment seen in recent years, reflecting both the planned expansion of our commercial loan book and the impact of a softer housing market. There has also been an increase in reserving. The average FICO scores on our consumer portfolios, including home equity lines of credit, remain in excess of 700, with 97% of lending secured. Average loan-to-value ratios at the end of 2007 were 58% on our residential mortgage book and 74% on our home equity book.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

		2007	2006
		£m	£m

Earned premiums		5,607	5,713
Reinsurers' share		(220)	(212)
		_______	_______
Insurance premium income		5,387	5,501
Net fees and commissions		(465)	(486)
Other income		734	664
		_______	_______
Total income		5,656	5,679
		_______	_______
Direct expenses
-	staff costs	297	319
-	other	447	426
		_______	_______
		744	745
		_______	_______
Gross claims		4,091	4,030
Reinsurers' share		(81)	(60)
		_______	_______
Net claims		4,010	3,970
		_______	_______
Contribution		902	964
Allocation of Manufacturing costs		219	215
		_______	_______
Operating profit		683*	749
		_______	_______

* The impact of the June and July floods was to reduce operating profit by £274 million

In-force policies (thousands)
-	Own-brand motor	6,713	6,790
-	Own-brand non-motor (home, rescue, pet, HR24)	3,752	3,759
-	Partnerships & broker (motor, home, rescue, SMEs, pet, HR24)	9,302	11,242

General insurance reserves – total (£m)		8,192	8,068
		_______	_______

RBS Insurance has made good progress in 2007 in competitive markets. Total income was maintained at £5,656 million, in line with 2006 levels, with growth in our own-brand businesses offset by a decline in partnerships.

Operating profit declined by 9% to £683 million, reflecting the impact of the severe flooding experienced in June and July. Excluding the £ 274 million impact of the floods, contribution grew by 22% and operating profit by 28% , supported by strong claims management and the benefits of improved risk selection in this and prior years. We have continued to focus on selective underwriting of more profitable business.

Our own-brand businesses have performed well, with income rising by 1% and contribution growing by 4% . Excluding the impact of the floods, own-brand contribution grew by 24%. In the UK motor market we have pursued a strategy of targeting lower risk drivers and have increas ed premium rates to offset claims inflation, improving profitability by implementing heavier price increases in higher risk categories. Our international businesses performed well, with Spain delivering strong profit growth while, in line with plan, our German and Italian businesses also achieved profitability in 2007. Home insurance grew across all of our own brands in the second half, and we achieved particular success in the distribution of home policies through our bank branches, with sales up 40%.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

In our partnerships and broker business, providing underwriting and processing services to third parties, we have concentrated on more profitable opportunities and have consequently not renewed a number of large rescue contracts. We also pulled back from some less profitable segments of the broker market. This resulted in a 17% reduction in in-force policies, but income fell by only 2%. Contribution from partnerships and brokers fell by 22% as a result of flood-related claims. Excluding the impact of the floods, contribution from partnerships and brokers increased by 18%.

For RBS Insurance as a whole, insurance premium income, net of fees and commissions, was 2% lower at £4,922 million, reflecting modest growth in our own brands offset by a 5% decline in the partnerships and broker segment. Other income rose by 11% to £734 million, reflecting increased investment income.

Total expenses were held flat at £ 963 million. Within this, staff costs reduced by 7%, reflecting our continued focus on improving efficiency whilst maintaining service standards. A 5% rise in non-staff costs reflects increased marketing investment in our own brands.

Net claims rose by 1 % to £4 ,010 million. Gross claims relating to the floods in June and July cost more than £330 million, with a net impact, after allowing for profit sharing and reinsurance, of £274 million. Excluding the i mpact of the floods, net claims costs were reduced by 7%. In the motor book, while average claims costs have continued to rise, this has been mitigated by improvements in risk selection and management and by continuing efficiencies in claims handling.

The UK combined operating ratio for 2007, including manufacturing costs, increased to 98.0%, reflecting a higher loss ratio and the reduction in partnership income . Excluding the impact of the floods, the combined operating ratio was 91.9%.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	2007	2006
	£m	£m

Staff costs	763	762
Other costs	2,151	2,110
	_______	_______
Total Manufacturing costs	2,914	2,872
Allocated to divisions	(2,914)	(2,872)
	_______	_______
	-	-
	_______	_______

Analysis of Manufacturing costs:
Group Technology	984	974
Group Property	962	932
Customer Support and other operations	968	966
	_______	_______
Total Manufacturing costs	2,914	2,872
	_______	_______

Manufacturing costs increased by 1% to £2,914 million, as further improvements in productivity enabled us to support growth in business volumes and to maintain high levels of customer satisfaction while continuing to invest in the further development of our business. Staff costs were flat, as salary inflation was offset by reduced headcount in Operations, resulting from process efficiencies. Other costs increased by 2%, reflecting property investment and continued growth in the volumes of transactions handled.

Group Technology costs remained under tight control, increasing by only 1% to £984 million, as significant improvements in productivity were balanced by investment in software development.

Group Property costs rose by 3% to £962 million, reflecting refurbishment and expansion of the Ulster Bank network and continuing investment to support the strong growth of our business in Europe and Asia, including the opening of a new Corporate Markets office in Paris and further development of our office portfolio in India and Singapore.

Customer Support and other operations costs remained broadly flat at £968 million, with further significant improvements in productivity enabling us to continue to absorb significant increases in service volumes. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Our investment in process reengineering across our operational centres under the 'Work-Out' banner is expected to deliver further improvements in efficiency.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	2007	2006
	£m	£m

Funding and corporate costs	145	862
Departmental and other costs	461	442
	_______	_______
	606	1,304
Allocation of Manufacturing costs	146	143
	_______	_______
Total central items	752	1,447
	_______	_______

Central costs were substantially lower, reflecting in part the gains realised on a number of planned disposals that formed part of the Group’s funding arrangements for the acquisition of ABN AMRO. These gains contributed to a reduction of £717 million in funding and corporate costs, which also benefited from a reduction of £152 million in the carrying value of our own debt accounted for at fair value and the receipt of a dividend on our investment in Bank of China. These benefits were partially offset by goodwill payments amounting to £119 million in respect of current account administration fees. Excluding realised gains totalling £475 million, funding and corporate costs were £620 million, 28% lower than in 2006.

Departmental and other costs increased by 4% to £461 m illion. This largely reflects the c entralisation of certain functions and increased regulatory requirements.

CENTRAL ITEMS RELATING TO ABN AMRO

	2007	2006
	£m	£m

Funding and corporate costs	144	-
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

ABN AMRO – RBS BUSINESSES

In order to provide a basis for comparison of the performance of ABN AMRO businesses to be retained by the Group, set out below are the underlying full year results adjusted for credit market related write-downs, the impact of the sale of LaSalle Bank and some minor normalisations.

ABN AMRO RBS businesses
2007
€m

Total income	6,886
Expenses	5,906
_______

Impairment losses	338
_______
Underlying profit	642
_______

For 2007 as a whole, the RBS acquired businesses of ABN AMRO performed in line with expectations, producing an underlying operating profit of €642 million, excluding shared assets, credit market write-downs and the impact of the sale of LaSalle Bank. RBS’s portion of shared central costs and assets produced a net loss of €76 million for the full year.

While credit market activities reflected the prevailing market conditions in the second half of the year, ABN AMRO’s equities, rates and financial institutions business lines all achieved solid income growth in 2007. Transaction banking maintained good momentum, with income up 7%, reflecting strong growth in cash management balances and significant expansion in trade finance.

International retail banking businesses performed well over the whole of 2007, increasing customer numbers by 12% to 3.7 million with strong growth in India. There was also strong growth in China, Singapore and Hong Kong for Van Gogh Preferred Banking, which offers a premium service to its customer base, as well as an 18% increase in credit card customers. ABN AMRO continued to invest in its Asian footprint, opening 16 new branches across China, India, Indonesia, Hong Kong and Malaysia.

The cost:income ratio in 2007 was 86%, with some redundancy costs in the second half of the year taken in business as usual expenses. The ABN AMRO cost base in 2007 was made less flexible by the bonus arrangements put in place when ABN AMRO originally announced its merger plans with Barclays.

Impairments increased to €338 million for the full year from around €180 million in 2006, primarily reflecting 2006 non-recurring provision releases in North America. There was also a modest increase in provisioning across Asia in line with balance growth, partially offset by a significant reduction in impairments on the Taiwan credit card portfolio.

The integration has made a strong start, with a further €570 million of cost savings and revenue benefits identified in addition to those originally anticipated. Cost savings are now expected to total €1,596 million in three years, 21% more than originally indicated. Another €100m of net revenue benefits have been identified in Global Banking & Markets and €200m in the International Retail businesses, bringing the total for net revenue benefits expected in three years to €688 million. All told, integration benefits are now expected to total €2.3 billion, compared with our original estimate of €1.7 billion.

Applying these increased synergies to the financial targets originally announced in our offer would have yielded increased accretion in adjusted earnings per share of 9%, a return on investment in 2010 of 16% and an internal rate of return of 18%.

Transition plans were completed on schedule, and following extensive consultation we have now received the support of the relevant staff bodies. Further rapid progress in separating businesses is expected over the course of this year.

THE ROYAL BANK OF SCOTLAND GROUP plc

ABN AMRO

As discussed on page 3, the results of ABN AMRO for the period from 17 October 2007 to 31 December 2007 are fully consolidated for the purpose of the Group's statutory results. However, we are also showing separately the results of ABN AMRO and of the businesses that will be retained by the Group.

		ABN AMRO
		2007
		(note 1)
		£m

Net interest income from banking activities		1,419
		_______
Net fees and commissions receivable		571
Trading activities		104
Other operating income (net of related funding costs)		174
Insurance premium income		127
		_______
Non-interest income		976
		_______
Total income		2,395
		_______
Direct expenses
-	staff costs	937
-	other	943
		_______
		1,880
		_______
Insurance claims		124
		_______
Contribution before impairment losses		391
Impairment losses		263
		_______
Operating profit from continuing operations (note 2)		128
		_______

		£bn

Total assets		774.3
Loans and advances to customers – gross		287.7
Customer deposits		240.8
Risk-weighted assets		168.4
		_______

Notes:

(1)	Results of ABN AMRO for the period 17 October 2007 to 31 December 2007 and as at 31 December 2007.

(2)

The discontinued operations of ABN AMRO – Banca Antonveneta, Business Unit Asset Management and Business Unit Private Equity reported losses after tax for the period from 17 October 2007 to 31 December 2007 of £136 million.

ABN AMRO as a whole recorded income totalling £2,395 million and operating profit from continuing operations of £128 million for the period from 17 October to 31 December 2007.

Within this total, the businesses to be retained by RBS, including our portion of shared assets, accounted for total income of £814 million. Trading profits of these businesses totalled £49 million, offset by £91 million of credit market write-downs and a £73 million cost for our portion of shared assets. The results of the businesses to be transferred to Fortis and Santander, together with their portion of the shared assets, are reflected in minority interests in the Group’s financial statements.

We have concluded our initial review of the ABN AMRO balance sheet and, applying RBS's valuation methodologies, have recorded a reduction of £978 million in the carrying value of financial instruments we acquired.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET – EXCLUDING ABN AMRO

		2007			2006
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Treasury and other eligible bills		488	21	4.30	2,129	93	4.37
Loans and advances to banks		27,397	1,350	4.93	23,290	979	4.20
Loans and advances to customers		397,149	25,964	6.54	360,562	22,181	6.15
Debt securities		31,986	1,790	5.60	35,155	1,713	4.87
		_______	______		_______	______
Interest-earning assets – banking business		457,020	29,125	6.37	421,136	24,966	5.93
			______			______
Trading business		276,766			202,408
Non-interest-earning assets		274,910			210,358
		_ ______			_______
Total assets		1,008,696			833,902
		_ ______			_______
Liabilities
Deposits by banks		64,899	2,776	4.28	64,811	2,621	4.04
Customer accounts		284,899	11,691	4.10	254,678	8,899	3.49
Debt securities in issue		97,593	5,160	5.29	81,161	3,746	4.62
Subordinated liabilities		26,113	1,439	5.51	26,647	1,391	5.22
Internal funding of trading business		(64,816)	(3,180)	4.91	(49,405)	(2,100)	4.25
		_______	______		_______	______
Interest-bearing liabilities – banking business		408,688	17,886	4.38	377,892	14,557	3.85
			______			______
Trading business		279,038			204,810
Non-interest-bearing liabilities
-	demand deposits	30,417			29,577
-	other liabilities	247,194			184,747
Shareholders’ equity		43,359			36,876
		___ ____			_______
Total liabilities		1,008,696			833,902
		_ ______			_______

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
2.

Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance assets and liabilities in view of their distinct nature. As a result, interest income has been adjusted by £85 million (2006 - £63 million).

3.

Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement. In the average balance sheet shown above, interest includes interest income and interest expense related to these instruments of £313 million (2006 - £215 million) and £536 million (2006 - £465 million) respectively and the average balances have been adjusted accordingly.

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS– EXCLUDING ABN AMRO

		2007	2006
Average rate		%	%

The Group's base rate		5.51	4.64

London inter-bank three month offered rates:
-	Sterling	6.00	4.85
-	Eurodollar	5.29	5.20
-	Euro	4.28	3.08

Yields, spreads and margins of the banking business:

Gross yield on interest-earning assets of banking business		6.37	5.93
Cost of interest-bearing liabilities of banking business		(4.38)	(3.85)
		_______	_______
Interest spread of banking business		1.99	2.08
Benefit from interest-free funds		0.47	0.39
		_______	_______
Net interest margin of banking business		2.46	2.47
		_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET – IN CLUDING ABN AMRO

		2007
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Interest-earning assets – banking business		535,158	33,818	6.32
			______
Trading business		313,204
Non-interest-earning assets		311,914
		_ ______
Total assets		1,160,276
		_ ______
Liabilities
Interest-bearing liabilities – banking business		484,053	21,288	4.40
			______
Trading business		316,540
Non-interest-bearing liabilities
-	demand deposits	32,871
-	other liabilities	283,453
Shareholders’ equity		43,359
		___ ____
Total liabilities		1,160,276
		_ ______

AVERAGE YIELDS, SPREADS AND MARGINS– IN CLUDING ABN AMRO

2007
Yields, spreads and margins of the banking business:	%

Gross yield on interest-earning assets of banking business	6.32
Cost of interest-bearing liabilities of banking business	(4.40)
_______
Interest spread of banking business	1.92
Benefit from interest-free funds	0.42
_______
Net interest margin of banking business	2.34
_______

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY RESULTS

The results presented on pages 39 to 52 inclusive are on a statutory basis and include the results of ABN AMRO for the period from 17 October 2007 to 31 December 2007. The interests of Fortis and Santander in RFS Holdings are included in minority interests.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2007

In the income statement below, amortisation of purchased intangible assets and integration costs are included in operating expenses.

	2007	2006
	£m	£m

Interest receivable	33,420	24,688
Interest payable	20,752	14,092
	_______	_______
Net interest income	12,668	10,596
	_______	_______
Fees and commissions receivable	8,465	7,116
Fees and commissions payable	(2,311)	(1,922)
Income from trading activities	1,327	2,675
Other operating income (excluding insurance premium income)	4,857	3,564
Insurance premium income	6,398	6,243
Reinsurers’ share	(289)	(270)
	_______	_______
Non-interest income	18,447	17,406
	_______	_______
Total income	31,115	28,002
	_______	_______
Staff costs	7,552	6,723
Premises and equipment	1,766	1,421
Other administrative expenses	3,147	2,658
Depreciation and amortisation	1,970	1,678
	_______	_______
Operating expenses*	14,435	12,480
	_______	_______
Profit before other operating charges and impairment losses	16,680	15,522
Insurance claims	4,770	4,550
Reinsurers’ share	(118)	(92)
Impairment losses	2,128	1,878
	_______	_______
Operating profit before tax	9,900	9,186
Tax	2,052	2,689
	_______	_______
Profit from continuing operations	7,848	6,497
Loss from discontinued operations, net of tax	136	-
	_______	_______
Profit for the year	7,712	6,497
Minority interests	163	104
Other owners	246	191
	_______	_______
Profit attributable to ordinary shareholders	7,303	6,202
	_______	_______

Basic earnings per ordinary share (Note 4)	76.4p	64.9 p
	_______	_______

Diluted earnings per ordinary share (Note 4)	75.7p	64.4 p
	_______	_______

* Operating expenses include:	£m	£m
Integration costs:
Administrative expenses	48	118
Depreciation and amortisation	60	16
	_______	_______
	108	134
Amortisation of purchased intangible assets	274	94
	_______	_______
	382	228
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2007

	2007	2006
	£m	£m
Assets
Cash and balances at central banks	17,866	6,121
Treasury and other eligible bills	18,229	5,491
Loans and advances to banks	219,460	82,606
Loans and advances to customers	829,250	466,893
Debt securities	276,427	127,251
Equity shares	53,026	13,504
Settlement balances	16,589	7,425
Derivatives	337,410	116,681
Intangible assets	48,492	18,904
Property, plant and equipment	18,750	18,420
Prepayments, accrued income and other assets	19,066	8,136
Assets of disposal groups	45,954	-
	____ ___	_______
Total assets	1,900,519	871,432
	___ ____	_______

Liabilities
Deposits by banks	312,633	132,143
Customer accounts	682,365	384,222
Debt securities in issue	273,615	85,963
Settlement balances and short positions	91,021	49,476
Derivatives	332,060	118,112
Accruals, deferred income and other liabilities	34,024	15,660
Retirement benefit liabilities	496	1,992
Deferred taxation	5,510	3,264
Insurance liabilities	10,162	7,456
Subordinated liabilities	37,979	27,654
Liabilities of disposal groups	29,228	-
	___ ____	_______
Total liabilities	1,809,093	825,942
Equity:
Minority interests	38,388	5,263
Owners’ equity*
Called up share capital	2,530	815
Reserves	50,508	39,412
Total equity	91,426	45,490
	___ ____	_______
Total liabilities and equity	1,900,519	871,432
	___ ____	_______

*Owners’ equity attributable to:
Ordinary shareholders	44,68 4	36,546
Other equity owners	8,354	3,681
	_______	_______
	53,038	40,227
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £1,900 .5 billion at 31 December 2007 were up £1,029 .1 billion compared with 31 December 2006, of which £774 .2 billion relates to the acquisition of ABN AMRO. Excluding ABN AMRO, total assets were up £254.9 billion, 29% to £1,126 .3 billion largely reflecting an increase in derivative assets, which was accompanied by a corresponding increase in derivative liabilities, and secured financing through reverse repos and lending growth across all divisions.

Treasury and other eligible bills increased by £12.7 billion to £18.2 billion. Excluding ABN AMRO, treasury and other eligible bills grew £11.0 billion to £16.5 billion due to increased trading activity.

Loans and advances to banks increased by £136.9 billion to £219.5 billion with reverse repurchase agreements and stock borrowing ("reverse repos") up by £121.8 billion to £175.9 billion. Excluding ABN AMRO, loans and advances to banks increased by £14.8 billion, 18%, to £97.4 billion of which reverse repos increased by £13.5 billion, 25% to £67.6 billion and bank placings increased by £1.3 billion, 5%, to £29.8 billion.

Loans and advances to customers rose by £362.4 billion to £829.3 billion. Within this, reverse repos increased by £79.4 billion to £142.4 billion. Excluding ABN AMRO, loans and advances to customers were up £76.9 billion, 16%, to £543.8 billion with reverse repos increasing by £16.1 billion, 26% to £79.1 billion. Excluding reverse repos, lending rose by £60.8 billion, 15% to £464.7 billion, reflecting growth across all divisions.

Debt securities increased by £149.2 to £276.4 billion of which £121.8 billion related to the acquisition of ABN AMRO. Excluding ABN AMRO, debt securities increased by £27.4 billion, 22%, to £154.6 billion principally due to increased trading book holdings in Corporate Markets.

Equity shares rose by £39.5 billion to £53.0 billion primarily reflecting the acquisition of ABN AMRO, partially offset by a £0.8 billion reduction in the value of the Bank of China shareholding.

Intangible assets increased by £29.6 billion to £48.5 billion due to the acquisition of ABN AMRO and represented goodwill of £24.5 billion and other intangible assets of £5.1 billion.

Property, plant and equipment were up £0.3 billion, 2% to £18.8 billion. Excluding ABN AMRO, property, plant and equipment were down £1.9 billion, 10% to £16.6 billion mainly as a result of the sale of the Canary Wh arf investment properties and sale and leaseback transactions in the UK and US.

Settlement balances rose £9.2 billion to £16.6 billion. Excluding ABN AMRO, settlement balances were down £2.1 billion, 28% to £5.3 billion as a result of reduced customer activity.

Derivatives, assets and liabilities increased reflecting the acquisition of ABN AMRO, growth in trading volumes and the effects of interest and exchange rate movements amidst current market conditions.

Prepayments, accrued income and other assets were up £10.9 billion to £19 .1 billion primarily reflecting the acquisition of ABN AMRO.

Assets and liabilities of disposal groups comprise those business units of ABN AMRO that were acquired exclusively with a view to disposal, including Banca Antonveneta, Asset Management and Private Equity.

Deposits by banks rose by £180 .5 billion to £312 .6 billion of which repurchase agreements and stock lending ("repos") were up £86.7 billion to £163.0 billion. Excluding ABN AMRO, deposits by banks rose by £10.7 billion, 8% to £142.8 billion. Inter-bank deposits were up £11.9 billion, 21% at £67.7 billion, partially offset by a reduction in repos down £1.2 billion, 2% to £75.2 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Customer accounts were up £298 .1 billion to £682.4 billion with repos up £70.9 billion to £134.9 billion. Excluding ABN AMRO, customer accounts were up £57.8 billion, 15% at £442.1 billion with repos up £11.0 billion, 17% to £75.0 billion. Excluding repos, deposits rose by £46.8 billion, 15%, to £367.0 billion with good growth in all divisions.

Debt securities in issue have increased by £187.7 billion to £273.6 billion. Excluding ABN AMRO, the increase was £58.7 billion, 68% to £144.7 billion.

Settlement balances and short positions were up £41.5 billion to £91.0 billion. Excluding ABN AMRO, the increase in settlement balances and short positions was £4.4 billion, 9% to £53.8 billion reflecting growth in customer activity.

Accruals, deferred income and other liabilities increased £18 .4 billion to £34 .0 billion largely reflecting the acquisition of ABN AMRO.

Subordinated liabilities were up £10 .3 billion, 37% to £38 .0 billion. Excluding ABN AMRO, subordinated liabilities were unchanged at £27.7 billion. The issue of £1.0 billion dated loan capital and £0.7 billion movement in exchange rates was offset by the redemption of £0.7 billion dated loan capital, £0.4 billion undated loan capital and £0.6 billion non-cumulative preference shares.

Deferred taxation liabilities rose by £2.2 billion, 69% to £5.5 billion largely due to the acquisition of ABN AMRO.

Equity minority interests increased by £33.1 billion to £38.4 billion reflecting £33.8 billion in respect of the acquisition of ABN AMRO, partially offset by a reduction of £0.4 billion in the value of the investment in Bank of China.

Owners’ equity increased by £12.8 billion, 32%, to £53.0 billion. The profit for the year of £7.6 billion, issue of £2.7 billion of ordinary share capital, £3.2 billion of non-cumulative fixed rate equity preference shares and £1.1 billion of other paid-in equity to fund the Group's investment in ABN AMRO, together with other issues of £0 .4 billion non-cumulative fixed rate equity preference shares and £0.1 billion of ordinary shares in respect of the exercise of share options, a £1.5 billion net decrease after tax in the Group's pension liability and £0.4 billion resulting from the effect of exchange rates, were partly offset by the payment of the 2006 final ordinary dividend and the 2007 interim dividend, £3.0 billion and preference dividends of £0.3 billion, £0.5 billion reduction in available-for-sale reserves, and a £0.4 billion decrease in cash flow hedging reserve.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 31 DECEMBER 2007

	2007	2006
	£m	£m

Net movements in reserves:
Available-for-sale	(1,289)	4,479
Cash flow hedges	(564)	(249)
Currency translation	2,210	(1,681)

Actuarial gains on defined benefit plans	2,189	1,781
Tax on items recognised direct in equity	(170)	(1,173)
	_______	_______
Net income recognised direct in equity	2,376	3,157
Profit for the year	7,712	6,497
	_______	_______
Total recognised income and expense for the year	10,088	9,654
	_______	_______

Attributable to:
Equity shareholders	8,610	7,707
Minority interests	1,478	1,947
	_______	_______
	10,088	9,654
	_______	_______

The net movement in the available- for- sale reserves relates principally to the gains realised on disposals and decline in the value of the investment in Bank of China. The value of the Group's investment (excluding external investors' interests) amounts to £2.8 billion and the original cost of the acquisition was £0.8 billion.

Currency translation differences relate predominantly to the minority interests arising on the acquisition of ABN AMRO.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2007

	2007	2006
	£m	£m
Operating activities
Operating profit before tax	9,900	9,186

Adjustments for:
Depreciation and amortisation	1,970	1,678
Interest on subordinated liabilities	1,542	1,386
Charge for defined benefit pension schemes	489	580
Cash contribution to defined benefit pension schemes	(599)	(536)
Elimination of foreign exchange differences and other non-cash items	(13,517)	3,396
	_______	_______
Net cash inflow from trading activities	(215)	15,690
Changes in operating assets and liabilities	28,261	3,980
	_______	_______
Net cash flows from operating activities before tax	28,046	19,670
Income taxes paid	(2,442)	(2,229)
	_______	_______
Net cash flows from operating activities	25,604	17,441
	_______	_______

Investing activities
Sale and maturity of securities	63,007	27,126
Purchase of securities	(61,020)	(19,126)
Sale of property, plant and equipment	5,786	2,990
Purchase of property, plant and equipment	(5,080)	(4,282)
Investment in business interests and intangible assets	13,640	(63)
Discontinued activities	(334)	-
	_______	_______
Net cash flows from investing activities	15,999	6,645
	_______	_______
Financing activities
Issue of ordinary shares	77	104
Issue of other equity interests	3,600	671
Issue of paid up equity	1,073	-
Issue of subordinated liabilities	1,018	3,027
Proceeds of minority interests issued	31,095	1,354
Redemption of minority interests	(545)	(81)
Repurchase of ordinary shares	-	(991)
Shares purchased by employee trusts	(65)	(254)
Shares issued under employee share schemes	79	108
Repayment of subordinated liabilities	(1,708)	(1,318)
Dividends paid	(3,411)	(2,727)
Interest paid on subordinated liabilities	(1,522)	(1,409)
	_______	_______
Net cash flows from financing activities	29,691	(1,516)
	_______	_______

Effects of exchange rate changes on cash and cash equivalents	6,010	(3,468)
	_______	_______

Net increase in cash and cash equivalents	77,304	19,102
Cash and cash equivalents at beginning of year	71,651	52,549
	_______	_______
Cash and cash equivalents at end of year	148,955	71,651
	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies
	There have been no significant changes to the Group’s accounting policies.

2.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £2,106 million (2006 - £1,877 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2007 from £3,935 million to £6,441 million, and the movements thereon were:

		2007	2006
		£m	£m

	At 1 January	3,935	3,887
	Currency translation and other adjustments	137	(61)
	Acquisition of subsidiaries	2,210	-
	Amounts written-off	(2,171)	(1,841)
	Recoveries of amounts previously written-off	390	215
	Charge to income statement	2,106	1,877
	Unwind of discount	(166)	(142)
		_______	_______
	At 31 December	6,441	3,935
		_______	_______

	The provision at 31 December 2007 includes £3 million (2006 - £2 million) in respect of loans and advances to banks.

3.	Taxation
	The charge for taxation on continuing operations comprises:
		2007	2006
		£m	£m

	Tax on profit before intangibles amortisation and integration costs	2,149	2,750
	Tax relief on intangibles amortisation and integration costs	(97)	(61)
		_______	_______
		2,052	2,689
		_______	_______

	Overseas tax included above	508	1,100
		_______	_______

	The charge for taxation represents 20.7% (2006 – 29.3%) of profit before tax. It differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

		2007	2006
		£m	£m

	Profit before tax	9,900	9,186
		_______	_______

	Expected tax charge at 30%	2,970	2,756
	Non-deductible items	263	288
	Non-taxable items	(595)	(251)
	Foreign profits taxed at other rates	(37)	63
	Reduction in deferred tax liability following change
	in the rate of UK Corporation Tax	(189)	-
	Other	7	19
	Adjustments in respect of prior periods	(367)	(186)
		_______	_______
	Actual tax charge	2,052	2,689
		_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4.	Earnings per share
Earnings per share have been calculated based on the following:
		2007	2006
		£m	£m
Earnings
	Profit attributable to ordinary shareholders	7,303	6,202
	Add back finance cost on dilutive convertible securities	60	64
		_______	_______
	Diluted earnings attributable to ordinary shareholders	7,363	6,266
		_______	_______

Number of shares - millions
Weighted average number of ordinary shares*
	In issue during the year	9,557	9 ,555
	Effect of dilutive share options and convertible securities	166	174
		_______	_______
Diluted weighted average number of ordinary shares in
	issue during the year	9,723	9 ,729
		_______	_______

	Basic earnings per share*	76.4p	64 .9 p
	Intangibles amortisation (net of minority interest share)	1.5p	0 .7 p
	Integration costs	0.8p	1.1 p
		_______	_______
	Adjusted earnings per share*	78.7p	66 .7 p
		_______	_______

	Diluted earnings per shares*	75.7p	64. 4p
		_______	_______

	Adjusted diluted earnings per shares*	77.9p	66. 1p
		_______	_______

*prior period data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

5.	Segmental analysis from continuing operations

	The revenues for each division in the table below are gross of intra-group transactions.

			2007	2006
	Total revenue		£m	£m

	Corporate Markets
	-	Global Banking & Markets	22,126	19,0 57
	-	UK Corporate Banking	7,321	5,9 80
	Retail Markets
	-	Retail	13,936	12, 755
	-	Wealth Management	3,140	2,4 21
	Ulster Bank		3,038	2, 557
	Citizens		5,528	5,874
	RBS Insurance		6,422	6,447
	Manufacturing		42	54
	ABN AMRO		5,959	-
	Central items		10,730	8, 109
	Elimination of intra-group transactions		(23,775)	(18,968)
			_______	_______
			54,467	44,286
			_______	_______

			2007	2006
	Operating profit before tax		£m	£m

	Corporate Markets
	-	Global Banking & Markets	3,687	3, 779
	-	UK Corporate Banking	1,961	1,7 62
	Total Corporate Markets		5,648	5,5 41
	Retail Markets
	-	Retail	2,470	2,2 50
	-	Wealth Management	413	3 18
	Total Retail Markets		2,883	2, 568
	Ulster Bank		513	421
	Citizens		1,323	1,582
	RBS Insurance		683	7 49
	Manufacturing		-	-
	ABN AMRO		(16)	-
	Central items		(752)	(1, 447 )
			_______	_______
			10,282	9,414
	Amortisation of purchased intangible assets		(274)	(94)
	Integration costs		(108)	(134)
			_______	_______
			9,900	9,186
			_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

6 .	Dividends *

During the year dividends of 22.1p per ordinary share (2006 – 17.7p) in respect of the final dividend for 2006 and 10.1p per ordinary share (2006 – 8.1p) in respect of the interim dividend for 2007 were paid to ordinary shareholders. The directors have recommended a final dividend for 2007 of 23.1p per ordinary share. Subject to approval by shareholders at the Annual General Meeting, the final dividend will be paid on 6 June 2008 to shareholders registered on 7 March 2008.

	*prior period data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

7.	Analysis of repurchase agreements
		2007	2006
		£m	£m

	Reverse repurchase agreements and stock borrowing
	Loans and advances to banks	175,941	54,152
	Loans and advances to customers	142,357	62,908
		_______	_______

	Repurchase agreements and stock lending
	Deposits by banks	163,038	76,376
	Customer accounts	134,916	63,984
		_______	_______

8.	Retirement benefit surplus/(liability)
		2007	2006
		£m	£m

	Fair value of plan assets	27,662	18,959
	Present value of defined benefit obligations	27,322	20,951
		_______	_______
	Net pension surplus/(liability)	340	(1,992)
		_______	_______

	Schemes in net surplus (included in Other assets)	8 36	-
	Schemes in net deficit	(496)	(1,992)
		_______	_______

The transition to a net surplus of £340 million at 31 December 2007 from a net pension liability of £1,992 million at 31 December 2006 reflects strong growth in scheme assets coupled with a higher discount rate due to the rise in AA rated corporate bond yields.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated equity
		2007	2006
		£m	£m
	Called-up share capital
	At beginning of year	815	826
	Bonus issue of ordinary shares*	1,576	-
	Shares issued during the year	139	2
	Shares repurchased during the year	-	(13)
		_______	_______
	At end of year	2,530	815
		_______	_______

	Paid-in equity
	Securities issued during the year	1,073	-
		_______	_______
	At end of year	1,073	-
		_______	_______

	Share premium account
	At beginning of year	12,482	11,777
	Bonus issue of ordinary shares*	(1,576)	-
	Shares issued during the year	6,257	815
	Shares repurchased during the year	-	(381)
	Redemption of preference shares classified as debt	159	271
		_______	_______
	At end of year	17,322	12,482
		_______	_______

	Merger reserve
	At beginning and end of year	10,881	10,881
		_______	_______

	Available-for-sale reserves
	At beginning of year	1,528	(73)
	Unrealised (losses)/gains in the year	(191)	2,6 09
	Realised gains in the year	(513)	(313)
	Taxation	208	(695)
		_______	_______
	At end of year	1,032	1,528
		_______	_______

	Cash flow hedging reserve
	At beginning of year	(149)	59
	Amount recognised in equity during the year	(460)	(109)
	Amount transferred from equity to earnings in the year	(138)	(140)
	Taxation	192	41
		_______	_______
	At end of year	(555)	(149)
		_______	_______

	Foreign exchange reserve
	At beginning of year	(872)	469
	Retranslation of net assets, net of related hedges	376	(1,341)
	Taxation	70	-
		_______	_______
	At end of year	(426)	(872)
		_______	_______

*in May 2007, the Group capitalised £1,576 million of its share premium account by way of a two for one bonus issue of ordinary shares of 25p each.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated equity (continued)
		2007	2006
		£m	£m
	Capital redemption reserve
	At beginning of year	170	157
	Shares repurchased during the year	-	13
		_______	_______
	At end of year	170	170
		_______	_______

	Retained earnings
	At beginning of year	15,487	11,346
	Profit attributable to ordinary and equity preference shareholders	7,549	6,393
	Ordinary dividends paid	(3,044)	(2,470)
	Equity preference dividends paid	(246)	(191)
	Shares repurchased during the year	-	(624)
	Redemption of preference shares classified as debt	(159)	(271)
	Actuarial gains recognised in retirement benefit schemes, net of tax	1,517	1,262
	Net cost of shares bought and used to satisfy share-based payments	(40)	(38)
	Share-based payments, net of tax	8	80
		_______	_______
	At end of year	21,072	15,487
		_______	_______

	Own shares held
	At beginning of year	(115)	(7)
	Shares purchased during the year	(65)	(254)
	Shares issued under employee share schemes	119	146
		_______	_______
	At end of year	(61)	(115)
		_______	_______

	Owners’ equity at end of year	53,038	40,227
		_______	_______

	Minority interests
	At beginning of year	5,263	2,109
	Currency translation adjustments and other movements	1,834	(297)
	Acquisition of ABN AMRO	32,245	-
	Profit attributable to minority interests	163	104
	Dividends paid	(121)	(66)
	(Losses)/gains on available-for-sale securities, net of tax	(564)	2,140
	Movements in cash flow hedging reserves, net of tax	26	-
	Actuarial gains recognised in retirement benefit schemes, net of tax	19	-
	Equity raised	76	1,354
	Equity withdrawn	(553)	(81)
		_______	_______
	At end of year	38,388	5,263
		_______	_______

	Total equity at end of year	91,426	45,490
		_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Analysis of contingent liabilities and commitments
		2007	2006
		£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	46,441	1 0,725
	Other contingent liabilities	15,479	9,121
		_______	_______
		61,920	19,846
		_______	_______
	Commitments
	Undrawn formal standby facilities, credit lines
	and other commitments to lend	335,688	2 42, 655
	Other commitments	2,491	2,402
		_______	_______
		338,179	2 45, 057
		_______	_______

	Total contingent liabilities and commitments	400,099	2 64, 903
		_______	_______

	Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

11.	Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent United States Supreme Court and United States Court of Appeals for the Fifth Circuit decisions provide further support for the Group’s position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, its operating results or cashflows in any particular period.

On 27 July 2007, following discussions between the Office of Fair Trading ('OFT'), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The hearing of the test case commenced on 17 January 2008. The Group maintains that its charges are fair and enforceable and is defending its position vigorously. It cannot, however, at this stage predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

12.	Regulatory enquiries and investigations

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

As previously disclosed by ABN AMRO, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Prior to the acquisition by the Group, ABN AMRO had reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation by way of a Deferred Prosecution Agreement in return for a settlement payment by ABN AMRO of US$500 million (which amount was accrued by ABN AMRO in its interim financial statements for the six months ended 30 June 2007). Negotiations are continuing to enable a written agreement to be concluded.

Certain of the Group’s subsidiaries have received requests for information from various US governmental agencies and self regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

13.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2007 will be filed with the Registrar of Companies following the company’s Annual General Meeting. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

14.	Date of approval
This announcement was approved by the Board of directors on 27 February 2008.

15.	Form 20-F
A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES

			Excluding
		Statutory	ABN AMRO
		2007	2007	2006
		£m	£m	£m
Non-interest income

Fees and commissions receivable		8,465	7,730	7,116
Fees and commissions payable
-	banking	(1,845)	(1,665)	(1,432)
-	insurance related	(466)	(466)	(490)
		_______	_______	_______
Net fees and commissions		6,154	5,599	5,194
		_______	_______	_______

Foreign exchange		1,050	928	738
Interest rate		1,466	1,748	973
Credit		(1,430)	(1,620)	841
Other		241	167	123
		_______	_______	_______
Income from trading activities		1,327	1,223	2,675
		_______	_______	_______

Rental and other asset-based activities		2,601	2,484	2,149
Other income
-	principal investments	1,213	1,213	794
-	net realised gains on available-for-sale securities	293	293	196
-	dividend income	116	116	73
-	profit on sale of property, plant and equipment	430	430	125
-	other	204	147	227
		_______	_______	_______
Other operating income		4,857	4,683	3,564
		_______	_______	_______

Non-interest income (excluding insurance premiums)		12,338	11,505	11,433
		_______	_______	_______

Insurance net premium income		6,109	5,982	5,973
		_______	_______	_______

Total non-interest income		18,447	17,487	17,406
		_______	_______	_______

Staff costs
-	Wages, salaries and other staff costs	6,434	5,640	5,641
-	social security costs	522	407	389
-	pension costs	578	550	617
Premises and equipment		1,762	1,538	1,411
Other		3,081	2,494	2,626
		_______	_______	_______
Administrative expenses		12,377	10,629	10,684
Operating lease depreciation		727	699	787
Other depreciation and amortisation		949	845	781
		_______	_______	_______
Operating expenses		14,053	12,173	12,252
		_______	_______	_______

General insurance		4,010	4,010	3,970
Bancassurance		642	518	488
		_______	_______	_______
Insurance net claims		4,652	4,528	4,458
		_______	_______	_______

Loan impairment losses		2,106	1,843	1,877
Impairment of available-for-sale securities		22	22	1
		_______	_______	_______
Impairment losses		2,128	1,865	1,878
		_______	_______	_______

Note: the data above exclude amortisation of purchased intangibles and integration costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS

		2007	2006
		£m	£m
Capital base
Ordinary shareholders’ funds and minority interests less intangibles		27,324	20,281
Preference shares and tax deductible securities		17,040	9,760
		_______	_______
Tier 1 capital		44,364	30,041
Tier 2 capital		33,693	27,491
Tier 3 capital		200	-
		_______	_______
		78,257	57,532
Less: Supervisory deductions		(10,283)	(10,583)
		_______	_______
		67,974	46,949
		_______	_______
Risk-weighted assets
Banking book
-	on-balance sheet	480,200	318,600
-	off-balance sheet	84,600	59,400
Trading book		44,200	22,300
		_______	_______
		609,000	400,300
		_______	_______
Risk asset ratio
Tier 1		7.3%	7.5%
Total		11.2%	11.7%
		_______	_______

Composition of capital
Tier 1
Shareholders’ equity and minority interests		88,311	41,700
Innovative tier 1 securities and preference shares		6,919	4,900
Goodwill and other intangible assets		(48,492)	(18,904)
Regulatory and other adjustments		(2,374)	2,345
		_______	_______
Total qualifying tier 1 capital		44,364	30,041
		_______	_______

Tier 2
Unrealised gains in available-for-sale equity securities
in shareholders’ equity and minority interests		3,115	3,790
Collective impairment losses, net of taxes		2,582	2,267
Qualifying subordinated liabilities		27,681	21,024
Minority and other interests in tier 2 capital		315	410
		_______	_______
Total qualifying tier 2 capital		33,693	27,491
		_______	_______

Tier 3		200	-
		_______	_______

Supervisory deductions
Unconsolidated investments		4,297	3,870
Investments in other banks (1)		463	5,203
Other deductions		5,523	1,510
		_______	_______
		10,283	10,583
		_______	_______

Total regulatory capital		67,974	46,949
		_______	_______

Note:

(1)

The reduction in supervisory deductions for investments in other banks reflects changes to the FSA rules following the implementation of certain provisions of the EU Capital Requirements Directive with effect from 1 January 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers
The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry and geography.
		Statutory	Excluding ABN AMRO
		2007	2007	2006
		£m	£m	£m

Central and local government		3,135	3,129	6,732
Finance		70,690	40,542	25,017
Individuals – home		73,916	72,726	70,884
Individuals – other		28,186	28,122	27,922
Other commercial and industrial comprising:
-	Manufacturing	13,452	11,943	11,051
-	Construction	10,202	10,088	8,251
-	Service industries and business activities	53,965	48,578	43,887
-	Agriculture, forestry and fishing	2,473	2,467	2,767
-	Property	50,051	46,157	39,296
Finance leases and instalment credit		15,632	15,632	14,218
Interest accruals		2,344	1,860	1,497
		_______	_______	_______
Total domestic		324,046	281,2 44	251,522
Overseas residents		98,845	98,845	69,242
		_______	_______	_______
Total UK offices		422,891	380,089	320,764
		_______	_______	_______

Overseas
US		135,059	87,054	92,166
Rest of the World		277,738	80,855	57,896
		_______	_______	_______
Total Overseas offices		412,797	167,909	150,062
		_______	_______	_______

Loans and advances to customers - gross		835,688	547,998	470,826
Loan impairment provisions		(6,4 38 )	(4,233)	(3,933)
		_______	_______	_______
Total loans and advances to customers		829,250	543,765	466,893
		_______	_______	_______

Reverse repurchase agreements included in the analysis above:

Central and local government		-	-	3,677
Finance		55,159	26,984	17,540
Accruals		228	228	220
		_______	_______	_______
		55,387	27,212	21,437
Overseas residents		31,425	31,425	18,487
		_______	_______	_______
Total UK offices		86,812	58,637	39,924
US		47,151	15,557	19,383
Rest of the World		8,394	4,862	3,601
		_______	_______	_______
Total		142,357	79,056	62,908
		_______	_______	_______

Loans and advances to customers excluding reverse
repurchase agreements - net		686,893	464,709	403,985
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions. REIL, PPL and customer loans and advances are, where appropriate, shown gross of provisions recorded by ABN AMRO at the date of its acquisition by the Group.

			Excluding
		Statutory	ABN AMRO
		2007	2007	2006
		£m	£m	£m
Loans accounted for on a non-accrual basis (2):
-	Domestic	5,599	5,577	5,420
-	Foreign	4,763	1,091	812
		_______	_______	_______
		10,362	6,668	6,232
		_______	_______	_______
Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
-	Domestic	217	217	81
-	Foreign	152	39	24
		_______	_______	_______
		369	256	105
		_______	_______	_______

		_______	_______	_______
Total risk elements in lending		10,731	6,924	6,337
		_______	_______	_______
Potential problem loans (4)
-	Domestic	63	63	47
-	Foreign	608	1	5
		_______	_______	_______
		671	64	52
		_______	_______	_______

Closing provisions for impairment as a % of
total risk elements in lending and potential problem loans		56%	61%	62%
		_______	_______	_______
Risk elements in lending as a % of gross lending to
customers excluding reverse repos		1.55%	1.48%	1.55%
		_______	_______	_______
Risk elements in lending and potential problem loans as a %
of gross lending to customers excluding reverse repos		1.64%	1.49%	1.57%
		_______	_______	_______

Notes:

1.  For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the

    Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the

    UK and through those offices in the UK specifically organised to service international banking transactions.

2. All loans against which an impairment provision is held are reported in the non-accrual category.
3. Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.

4.  Loans for which an impairment event has occurred but no impairment provision is necessary.

    This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

CREDIT MARKET EXPOSURES

Group (in cluding ABN AMRO)	Net exposure at 31 December 2007	Average price
	£m	%

Super senior tranches of ABS CDOs
High grade CDOs	2,581	84
Mezzanine CDOs	1,253	70
CDO squared	-	-
Sub-prime trading inventory
Investment grade	937	79
Non-investment grade	255	54
Residuals	100	50
Leveraged finance	8,698	95

The Group has a leading position in structuring, distributing and trading asset-backed securities (ABS). These activities include buying mortgage-backed securities, including securities backed by US sub-prime mortgages, and repackaging them into collateralised debt obligations (CDOs) for subsequent sale to investors. The Group retains exposure to some of the super senior tranches of these CDOs which are all carried at fair value.

At 31 December 2007 the Group’s exposure to these super senior tranches, net of hedges and write-downs, totalled £2.6 billion to high grade CDOs, which include commercial loan collateral as well as prime and sub-prime mortgage collateral, and £1.3 billion to mezzanine CDOs, which are based primarily on residential mortgage collateral. Both categories of CDO have high attachment points. There was also £1.2 billion of exposure to sub-prime mortgages through a trading inventory of mortgage-backed securities and CDOs and £100 million through securitisation residuals.

In the second half of 2007, rising mortgage delinquencies and expectations of declining house prices in the US led to a deterioration of the estimated value of these exposures. Our valuations of the ABS CDO super senior exposures take into consideration outputs from our proprietary model, observable market benchmarks and prudent valuation adjustments. Trading book exposures and residuals are marked to market on the basis of direct prices, where available, or observable market benchmarks.

Since our Trading Update in December, we have decided to take an additional mark-down of 10% on the valuation of high grade CDOs in ABN AMRO’s portfolio.

Drawn leveraged finance positions totalled £8.7 billion at 31 December 2007. Positions are valued by considering recent syndication prices in the same or similar assets, prices in the secondary loan market, and with reference to relevant indices for credit products such as the LevX, LCDX and ITraxx and CDX credit default swap indices.

 THE ROYAL BANK OF SCOTLAND GROUP plc

CREDIT MARKET EXPOSURES (continued)

Group (in cluding ABN AMRO)	Exposure net of hedges at 31 December 2007 £m
Alt-A
Investment grade	1,972
Non-investment grade	261
CLOs	1,386
Commercial mortgages	8,808
Financial guarantors	2,547

The Group has £2.2 billion of US Alt-A residential mortgage trading inventory, of which more than 85% is investment grade. Collateralised loan obligation exposures totalled £1.4 billion. Commercial mortgage exposure, consisting of loans originated for the purposes of securitisation, totalled £8.8 billion at 31 December. The portfolio consisted predominantly of commercial mortgages originated in Europe. The Group hedges some of its positions with counterparties including financial guarantors. At 31 December 2007 the Group had £2.5 billion of derivative exposure to financial guarantors. All of the above exposures are carried at fair value.

THE ROYAL BANK OF SCOTLAND GROUP plc

FAIR VALUE - FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of management estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Where such data are not observable, they are estimated by management. The table below shows financial instruments carried at fair value at 31 December 2007 in the Group’s financial statements, by valuation method.

	Assets	Liabilities
	2007	200 7
	£bn	£ bn

Quoted prices in active markets	159.4	65.7

Valuation techniques
- based on observable market data	669.5	510.3
- incorporating information other than observable data	32.7	15.3
	_______	_______
At 31 December	861.6	591.3
	_______	_______

Financial assets and liabilities valued based on information other than observable market data include certain syndicated and commercial mortgage loans, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations and other sub-prime trading inventory, less liquid debt securities, certain structured debt securities in issue and OTC derivatives. On the initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data become observable; or when the transaction matures or is closed out as appropriate. At 31 December 2007, net gains of £7 2 million (2006 - £15 million) were carried forward in the balance sheet. During the year net gains of £6 7 million (2006 - £3 million) were deferred and £10 million (2006 - £4 million) released to profit or loss.

THE ROYAL BANK OF SCOTLAND GROUP plc

DERIVATIVES

	Assets	Liabilities
	2007	200 7
	£m	£m
Exchange rate contracts
Spot, forwards and futures	29,829	29,629
Currency swaps	14,785	13,789
Options purchased	13,750	-
Options written	-	13,892

Interest rate contracts
Interest rate swaps	202,478	201,487
Options purchased	30,681	-
Options written	-	31,199
F utures and f orwards	807	987

Credit derivatives	34,123	29,855

Equity and commodity contracts	10,957	11,222
	_______	_______
	337,410	332,060
	_______	_______

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net as well as a legally enforceable right to set off. They are however effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreement with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Furthermore it holds substantial collateral against this net derivative asset exposure.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to: value-at-risk (VaR); stress testing and scenario analysis; and position and sensitivity analyses. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. The table below sets out the VaR, at a 95% confidence level and a one-day time horizon, for the Group's trading and treasury portfolios. The VaR for the Group’s trading portfolios includes idiosyncratic risk and is segregated by type of market risk exposure.

	Average	Year end	Maximum	Minimum
Excluding ABN AMRO	£m	£m	£m	£m

Trading VaR
Interest rate	11.7	9.6	17.6	7.6
Credit spread	17.7	37.9	44.0	12.6
Currency	2.6	2.6	6.9	1.1
Equity	2.4	1.9	6.8	1.4
Commodity	0.2	0.1	1.6	-
Diversification effects		(12.4)
	_______	_______	_______	_______
31 December 2007	20.3	39.7	45.5	13.2
	_______	_______	_______	_______

31 December 2006	14.2	15.6	18.9	10.4
	_______	_______	_______	_______

Treasury VaR

31 December 2007	3.6	5.3	5.8	1.3
	_______	_______	_______	_______

31 December 2006	2.4	1.5	4.4	0.6
	_______	_______	_______	_______

	Average	Year end	Maximum	Minimum
Including ABN AMRO	£m	£m	£m	£m

Trading VaR
Interest rate	12.5	15.0	21.8	7.6
Credit spread	18.8	41.9	45.2	12.6
Currency	2.6	3.0	6.9	1.1
Equity	5.4	14.0	22.0	1.4
Commodity	0.2	0.5	1.6	-
Diversification effects		(28.7)
	_______	_______	_______	_______
31 December 2007	21.6	45.7	50.1	13.2
	_______	_______	_______	_______

Treasury VaR

31 December 2007	3.7	5.5	6.4	1.3
	_______	_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK (continued)

The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•

Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure, such as the calculation of VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses.

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION

	2007	2006

Ordinary share price*	£4.44	£ 6. 64

Number of ordinary shares in issue*	10,006m	9 ,459 m

Market capitalisation	£44.4bn	£62.8bn

Net asset value per ordinary share*	£4.47	£ 3. 86

Employee numbers in continuing operations (full time equivalents rounded to the nearest hundred)
Global Banking & Markets	10,300	8, 600
UK Corporate Banking	9,500	8,800
Retail	37,500	3 8 , 900
Wealth Management	5,000	4,500
Ulster Bank	6,400	5 ,6 00
Citizens	22,500	23,100
RBS Insurance	17,300	17,500
Manufacturing	25,200	25, 4 00
Centre	2,900	2,600
	_______	_______
Total excluding ABN AMRO	136,600	135,000
ABN AMRO	89,800	-
	_______	_______
Group total	226,400	135,000
	_______	_______

*prior year data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS

Divisional results for 2006 have been restated to reflect transfers of operations and businesses between divisions in 2007, principally the transfer of our European Consumer Finance business from Retail to Ulster Bank. These changes do not affect the Group’s results.

		Previously
		reported	Transfers	Restated
		£m	£m	£m
Global Banking & Markets
-	Net interest income	1,629	3	1,632
-	Non-interest income	5,197	2	5,199
-	Other costs	427	15	442
Contribution		3,933	(10)	3,923
		_______	_______	_______

UK Corporate Banking
-	Net interest income	2,169	4	2,173
-	Non-interest income	1,284	5	1,289
-	Staff costs	562	2	564
-	Other costs	183	3	186
Contribution		2,189	4	2,193
		_______	_______	_______

Retail
-	Net interest income	4,211	(103)	4,108
-	Non-interest income	3,492	(34)	3,458
-	Staff costs	1,349	(32)	1,317
-	Other costs	656	(35)	621
-	Impairment losses	1,343	(33)	1,310
Contribution		3,867	(37)	3,830
		_______	_______	_______

Wealth Management
-	Net interest income	500	(4)	496
-	Non-interest income	434	(41)	393
-	Other costs	137	(10)	127
Contribution		497	(35)	462
		_______	_______	_______

Ulster Bank
-	Net interest income	773	100	873
-	Non-interest income	215	37	252
-	Staff costs	224	30	254
-	Other costs	91	40	131
-	Impairment losses	71	33	104
Contribution		602	34	636
		_______	_______	_______

Manufacturing
-	Staff costs	763	(1)	762
-	Other costs	2,089	21	2,110
Contribution		(2,852)	(20)	(2,872)
		_______	_______	_______

Centre
-	Funding and corporate costs	917	(55)	862
-	Departmental and other costs	451	(9)	442
Contribution		(1,368)	64	(1,304)
		_______	_______	_______

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL CALENDAR

2008 Annual General Meeting	23 April 2008
at 2pm at the EICC, The Exchange, Morrison Street, Edinburgh EH3 8EE

2007 final dividend payment	6 June 2008

2008 interim results announcement	8 August 2008

2008 interim dividend payment	October 2008

2008 annual results announcement	February 2009

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2203

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Andrew McLaughlin	Director, Economic and Corporate Affairs	0131 626 3868
07786 111689

Carolyn McAdam	Group Head of Media Relations	020 7672 1914
07796 274968

27 February 2008

1 Includes ABN AMRO from date of acquisition, 17 October 2007

2 P rofit before tax, purchased intangibles amortisation and integration costs

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:28 February 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat